FIDELITY BOND AGREEMENT

This Agreement is made this 25th day of January, 2010 by and between the SteelPath MLP Select 40 Fund, the SteelPath MLP Income Fund, and the  SteelPath MLP Alpha Fund (the "Funds"), each a series of The SteelPath MLP Funds Trust (the "Trust").

W I T N E S S E T H:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940 (the "Act"); and

WHEREAS, the Act and Rule 17g-1 promulgated thereunder require the Funds to purchase a fidelity bond under which the Funds are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond covering more than one Fund enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.      Description of Bond.  Union Fire Insurance Company has issued a joint fidelity bond in the amount of $400,000 (which may be increased from time to time) which designates the Funds as named insureds (the "Bond").

2.      Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.      Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

THE STEELPATH MLP FUNDS TRUST
on behalf of the SteelPath MLP Income Fund

By:	/s/ Gabriel Hammond

THE STEELPATH MLP FUNDS TRUST
on behalf of the Steelpath Income Fund

By:	/s/ Gabriel Hammond

THE STEELPATH MLP FUNDS TRUST
on behalf of the SteelPath MLP Alpha Fund

By:	/s/ Gabriel Hammond